SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29502]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

November 19, 2010

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of November 2010. A copy of each application may be

obtained via the Commission's website by searching for the file number, or an applicant using

the Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090.

An order granting each application will be issued unless the SEC orders a hearing. Interested

persons may request a hearing on any application by writing to the SEC's Secretary at the

address below and serving the relevant applicant with a copy of the request, personally or by

mail. Hearing requests should be received by the SEC by 5:30 p.m. on December 14, 2010, and

should be accompanied by proof of service on the applicant, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Secretary, U.S. Securities and Exchange Commission,

100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of

Investment Management, Office of Investment Company Regulation, 100 F Street, NE,

Washington, DC 20549-4041.

Nuveen Insured Florida Premium Income Municipal Fund [File No. 811-7120]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On October 19, 2009, applicant transferred its assets to Nuveen Insured Municipal Opportunity Fund, Inc., based on net asset value. Shareholders of applicant's municipal auction rate cumulative preferred shares ("preferred shares") received one share of the acquiring fund's preferred shares for each preferred share of applicant. Expenses of approximately $364,782 incurred in connection with the reorganization were paid by applicant and the acquiring fund.

Filing Dates: The application was filed on November 4, 2009, and amended on November 12, 2010.

Applicant's Address: 333 West Wacker Dr., Chicago, IL 60606.

Nuveen Insured Florida Tax-Free Advantage Municipal Fund [File No. 811-21215]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On October 19, 2009, applicant transferred its assets to Nuveen Insured Tax-Free Advantage Municipal Fund, based on net asset value. Shareholders of applicant's municipal auction rate cumulative preferred shares ("preferred shares") received one share of the acquiring fund's preferred shares for each preferred share of applicant. Expenses of approximately $265,508 incurred in connection with the reorganization were paid by applicant.

Filing Dates: The application was filed on November 4, 2009, and amended on November 12, 2010.

Applicant's Address: 333 West Wacker Dr., Chicago, IL 60606.

Eaton Vance Credit Opportunities Fund [File No. 811-21820]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On March 12, 2010, applicant transferred its assets to Eaton Vance Limited Duration Income Fund, based on net asset value. All of applicant's auction preferred shares were redeemed for cash equal to the liquidation preference of those shares plus all accrued but unpaid distributions. Expenses of $62,647 incurred in connection with the reorganization were paid by applicant and Eaton Vance Management, applicant's investment adviser.

Filing Dates: The application was filed on September 3, 2010, and amended on October 28, 2010.

Applicant's Address: Two International Place, Boston, MA 02110.

AmeriPrime Funds [File No. 811-9096]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On June 6, 2005, applicant transferred its assets to Unified Series Trust, based on net asset value. Expenses of approximately $22,372 incurred in connection with the reorganization were paid by Unified Fund Services, Inc., administrator for applicant and the acquiring fund.

Filing Dates: The application was filed on December 29, 2005, and amended on November 4, 2010.

Applicant's Address: 431 North Pennsylvania St., Indianapolis, IN 46204.

AmeriPrime Advisors Trust [File No. 811-9541]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On September 23, 2005, applicant transferred its assets to Unified Series Trust, based on net

asset value. Expenses of approximately $15,845 incurred in connection with the reorganization

were paid by Unified Fund Services, Inc., administrator for applicant and the acquiring fund.

Filing Dates: The application was filed on July 3, 2006, and amended on November 4, 2010.

Applicant's Address: 431 North Pennsylvania St., Indianapolis, IN 46204.

High Yield Income Fund, Inc. [File No. 811-5296]
High Yield Plus Fund, Inc. [File No. 811-5468]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it

has ceased to be an investment company. On June 19, 2009, each applicant transferred its assets

to Dryden High Yield Fund, Inc., based on net asset value. Expenses of $153,500 and $157,500,

respectively, incurred in connection with the reorganizations were paid by applicants.

Filing Dates: The applications were filed on November 24, 2009, and amended on October 26,

2010. A second amendment was filed by High Yield Plus Fund, Inc. on November 16, 2010.

Applicants' Address: Gateway Center Three, 100 Mulberry St., Newark, NJ 07102-4077.

Cash Accumulation Trust [File No. 811-4060]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On May 20, 2010, applicant made a liquidating distribution to its shareholders based on net asset

value. Expenses of $187,000 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on October 29, 2010.

Applicant's Address: Gateway Center Three, 100 Mulberry St., Newark, NJ 07102-4077.

Neuberger Berman Realty Income Fund Inc. [File No. 811-21315]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On March 7, 2008, applicant transferred its assets to Neuberger Berman Real Estate Securities Income Fund Inc. (the "Acquiring Fund"), based on net asset value. Applicant's preferred shareholders received an equivalent number of shares of a new series of preferred stock of the Acquiring Fund. Expenses of $200,000 incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on October 29, 2010.

Applicant's Address: 605 Third Ave., 2nd Floor, New York, NY 10158-0180.

Oak Value Trust [File No. 811-9000]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On September 7, 2010, applicant transferred its assets to RS Capital Appreciation Fund, a series of RS Investment Trust, based on net asset value. Expenses of $546,124 incurred in connection with the reorganization were paid by RS Investment Management Co. LLC.

Filing Date: The application was filed on October 22, 2010.

Applicant's Address: 1450 Raleigh Rd., Suite 220, Chapel Hill, NC 27517.

Pioneer Small Cap Value Fund [File No. 811-7985]
Pioneer Tax Free Income Fund [File No. 811-2704]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. On August 28, 2009 and March 5, 2010, respectively, each applicant transferred its assets to a corresponding series of Pioneer Series Trust II, based on net asset value. Expenses of approximately $18,896 and $49,527, respectively, incurred in connection with the reorganizations were paid by each applicant, the acquiring fund, and Pioneer Investment

Management, Inc., investment adviser to each applicant.

Filing Date: The applications were filed on November 4, 2010.

Applicants' Address: 60 State St., Boston, MA 02109.

Pioneer Mid Cap Growth Fund [File No. 811-3564]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On January 22, 2010, applicant transferred its assets to Pioneer Select Mid Cap Growth Fund, a

series of Pioneer Series Trust I, based on net asset value. Expenses of approximately $142,776

incurred in connection with the reorganization were paid by applicant, the acquiring fund, and

Pioneer Investment Management, Inc., applicant's investment adviser.

Filing Date: The application was filed on November 2, 2010.

Applicant's Address: 60 State St., Boston, MA 02109.

MONY America Variable Account S [File No. 811-5100]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

Applicant requests deregistration based on abandonment of registration. Applicant is not now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs.

Filing Dates: The application was filed on October 22, 2010, and amended on November 15, 2010.

Applicant's Address: 1290 Avenue of the Americas, New York, NY 10104.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary